EXHIBIT 99.1

Equinor ASA: Information relating to dividend for second quarter 2018

Key information relating to the proposed cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for second quarter 2018.

  Proposed dividend amount: 0.23
  Declared currency: USD
  Last day including rights: 19 November 2018 at New York Stock Echange (NYSE), 20 November 2018 at Oslo Stock Exchange (Oslo Børs)
  Ex-date: 20 November 2018 at NYSE, 21 November 2018 at Oslo Børs
  Record date: 21 November 2018 at NYSE, 22 November at Oslo Børs
  Payment date: On or around 30 November 2018 at Oslo Børs, on or around 3 December 2018 at NYSE
  Other information: Dividend per share in NOK will be communicated 28 November 2018.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.